2005 Market Street
Suite 2600
Philadelphia, PA 19103
T: 215.564.8000 F: 215.564.8120

Miranda Sturgis

Partner

(215) 564-8131

msturgis@stradley.com

September 30, 2025

Filed via EDGAR

Mr. Michael C. Pawluk

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject: Franklin Templeton ETF Trust (the “Registrant” or the “Trust”)

  (File Nos. 333-208873 and 811-23124)

Dear Mr. Pawluk:

On behalf of the Trust, the following are the responses to the U.S. Securities and Exchange Commission (“SEC”) Staff’s comments conveyed telephonically on August 28, 2025, regarding Post-Effective Amendment Nos. 119/123 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) and relating to the Templeton International Insights ETF (the “Fund”). The Amendment was filed with the SEC pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on July 14, 2025. The sole purpose of the Amendment was to register two (2) new series of the Trust, including the Fund. The Trust will file a subsequent Post-Effective Amendment under Rule 485(b) to update any missing information, respond to Staff comments, and file updated exhibits, as applicable. Each comment is summarized below, followed by the Fund’s response to the comment. Capitalized terms not defined herein have the meaning ascribed to such terms in the Amendment.

Comment 1: The last sentence of the second paragraph of the Principal Investment Strategies section of the Prospectus provides: “The Fund maintains the flexibility to invest in securities of companies from a variety of countries and sectors, but from time to time, based on economic conditions, the Fund may have significant investments in one or more countries or in particular sectors.” Please consider clarifying whether this strategy is a byproduct of a bottom-up investment approach or if the investment manager anticipates including country or sector overlays or restrictions as part of the Fund’s investment strategy.

Response: The Trust confirms that, at this time, there are no specific country or sector overlays or restrictions anticipated to be applied by the investment manager as part of the Fund’s investment strategy and that the Fund will invest in securities from various geographic regions and sectors pursuant to the Fund’s bottom-up investment approach and in accordance with the Fund’s investment strategy. The above-cited disclosure is intended to inform investors that the Fund may, at times, have more significant exposure to one or more countries, regions, industries or sectors. Accordingly, the Trust respectfully declines to revise the disclosure at this time.

Comment 2: With respect to the “ESG Considerations” risk included in the Item 9 Principal Risks section of the Prospectus, if ESG considerations are a principal investment strategy of the Fund, please include disclosure regarding this in the summary strategy section as well as corresponding summary risk disclosure.

Response: The Trust confirms that the principal investment strategies and risks of the Fund are accurately disclosed and respectfully declines to revise the disclosure. Because ESG considerations are just one facet of the Fund’s investment process and do not constitute a principal investment strategy or risk of the Fund, the Trust believes that expanding on the risks related to the incorporation of ESG-related considerations in the Fund’s portfolio construction process in the Item 9 section without including a related risk factor in the Fund summary is appropriate and consistent with the requirements of Form N-1A.

Please do not hesitate to contact me at the above-referenced telephone number if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Miranda Sturgis

Miranda Sturgis

cc: Tara Gormel, Franklin Templeton

Harris Goldblat, Franklin Templeton

Steve Feinour, Stradley Ronon

2005 Market Street
Suite 2600
Philadelphia, PA 19103
T: 215.564.8000 F: 215.564.8120

Miranda Sturgis

Partner

(215) 564-8131

msturgis@stradley.com

September 30, 2025

Filed via EDGAR

Mr. Michael C. Pawluk

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject: Franklin Templeton ETF Trust (the “Registrant” or the “Trust”)

  (File Nos. 333-208873 and 811-23124)

Dear Mr. Pawluk:

On behalf of the Trust, the following are the responses to the U.S. Securities and Exchange Commission (“SEC”) Staff’s comments conveyed telephonically on August 28, 2025, regarding Post-Effective Amendment Nos. 119/123 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) and relating to the Putnam International Stock ETF (the “Fund”). The Amendment was filed with the SEC pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on July 14, 2025. The sole purpose of the Amendment was to register two (2) new series of the Trust, including the Fund. The Trust will file a subsequent Post-Effective Amendment under Rule 485(b) to update any missing information, respond to Staff comments, and file updated exhibits, as applicable. Each comment is summarized below, followed by the Fund’s response to the comment. Capitalized terms not defined herein have the meaning ascribed to such terms in the Amendment.

Comment 1: In the Principal Investment Strategies section of the Prospectus, the 80% investment policy provides: “Under normal market conditions, the Fund invests at least 80% of its net assets in equity securities and in derivatives and other instruments that have economic characteristics and provide investment exposure similar to equity securities.” Please confirm whether this should also be tied to Fund investments in non-U.S. equity securities.

Response: The Trust respectfully submits that the current formulation of the Fund’s 80% investment policy is consistent with the requirements of Rule 35d-1. The Trust understands that the Staff takes the position that a fund using “international” in its name would be expected to invest its assets in investments that are tied economically to a number of countries throughout the world. The Trust respectfully submits that the Fund’s current disclosure, which provides that “[t]he Fund predominantly invests in common stocks of large and midsize companies located outside of the U.S., including companies located in developed and emerging markets”, is consistent with the Staff’s position. Accordingly, the Trust respectfully declines to revise the disclosure in response to this comment.

Comment 2: The second paragraph of the Principal Investment Strategies section of the Prospectus provides: “The Fund may also invest in equity-linked notes (ELNs).” Please explain more about the intention to use ELNs and other derivatives, as it is unclear whether the Fund intends to use such instruments to gain exposure to investments that would otherwise be prohibited or restricted. For example, please clarify whether such instruments will be included as part of the Fund’s 80% bucket, 20% bucket, or both.

Response: Consistent with Rule 35d-1 and applicable guidance thereunder, the Fund’s investments in equity-linked notes (ELNs) and other instruments, including derivatives, that have economic characteristics similar to or create synthetic exposure to equity securities would be included for purposes of determining compliance with the Fund’s 80% investment policy. Other permissible purposes for which the Fund may use derivatives as a part of its principal investment strategy are disclosed within the principal investment strategies in both the summary and statutory sections. Moreover, the Statement of Additional Information (SAI) includes disclosure regarding permissible investments of the Fund that are not principal investments. The Trust respectfully submits that the Fund’s 80% policy as currently formulated clarifies the circumstances under which derivatives or other similar instruments will be included in the 80% bucket (i.e., where the derivative or other instrument has economic characteristics similar to equity securities or creates economic exposure to such securities synthetically). Accordingly, the Trust respectfully declines to revise the disclosure in response to this comment.

Comment 3: With respect to the “ESG Considerations” risk included in the Item 9 Principal Risks section of the Prospectus, if ESG considerations are a principal investment strategy of the Fund, please include disclosure regarding this in the summary strategy section as well as corresponding summary risk disclosure.

Response: The Trust confirms that the principal investment strategies and risks of the Fund are accurately disclosed and respectfully declines to revise the disclosure. Because ESG considerations are just one facet of the Fund’s investment process and do not constitute a principal investment strategy or risk of the Fund, the Trust believes that expanding on the risks related to the incorporation of ESG-related considerations in the Fund’s portfolio construction process in the Item 9 section without including a related risk factor in the Fund summary is appropriate and consistent with the requirements of Form N-1A.

Please do not hesitate to contact me at the above-referenced telephone number if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Miranda Sturgis

Miranda Sturgis

cc: Tara Gormel, Franklin Templeton

Harris Goldblat, Franklin Templeton

Steve Feinour, Stradley Ronon